UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hootnick, Laurence R.
   485 CLYDE AVENUE


   MOUNTAIN VIEW, CA  94043
2. Issuer Name and Ticker or Trading Symbol
   CONSILIUM, INC (CSIM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/97
5. If Amendment, Date of Original (Month/Year)
   07/29/97
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  03/14/97    P (1)    2,352         A  $3.1875      5,352          D  Direct
Common Stock                                  05/23/97    P        4,000         A  $5.1250      45,000         I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $2.6250         05/19/97       A         25,000                            (2)          05/19/07
(right to buy)
Non-Qualified Stock Option     $3.7500         03/26/97       A (3)     180,000                           (4)          03/26/07
(right to buy)
Non-Qualified Stock Option     $5.0000         03/11/97       A         20,000                            (4)          03/11/07
(right to buy)
Non-Qualified Stock Option     $6.5000                                                                                 11/01/01
(right to buy)
Non-Qualified Stock Option     $8.0000         03/26/97       D (5)                      180,000                       06/14/01
(right to buy)
Non-Qualified Stock Option     $8.9400                                                                    01/30/97     01/30/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     05/19/97  Common Stock                   25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option     03/26/97  Common Stock                   180,000                   180,000       D   Direct
(right to buy)
Non-Qualified Stock Option     03/11/97  Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   78,000                    78,000        D   Direct
(right to buy)
Non-Qualified Stock Option     03/26/97  Common Stock                   180,000                   120,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Reflects exempt purchase of shares under the Company's Employee Stock Purchase Plan, which satisfies the requirements of Rule 16b-3.

(2)
All shares are immediately exercisable and vest monthly over a four year period.
(3)
This transaction involves the repricing of an option previously granted.
(4)
Vesting of the option shares occurs one month from transaction date on a monthly basis over a 48-month period.
(5)
Cancellation of option in connection with grant of new stock option.

SIGNATURE OF REPORTING PERSON
/S/ Hootnick, Laurence R.
DATE